

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2021

Mary E. Meixelsperger
Chief Financial Officer
Valvoline Inc.
100 Valvoline Way
Lexington, Kentucky 40509

> **Re: Valvoline Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2020**
> **Filed November 24, 2020**
> **File No. 001-37884**

Dear Ms. Meixelsperger:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Harald Halbhuber, Esq.